UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 333- 277162

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 24, 2024, Orangekloud Technology Inc. (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Maxim Group LLC as underwriter named thereof, in connection with its initial public offering (“IPO”) of 2,750,000 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) at a price of $4.75 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277162) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 20, 2024(as amended, the “Registration Statement”) was declared effective by the Commission on July 24, 2024.

On July 30, 2024, Maxim Group LLC notified the Company of their decision to further exercise the over-allotment option to purchase an additional 409,000 Class A ordinary shares (the “Over-allotment Shares”) of the Company, par value $0.001, at a price of $4.75 per share. The closing for the sale of the Over-allotment Shares took place on August 1, 2024.

Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares, totaled approximately $1.9 million, before deducting underwriting discounts and other related expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: August 6, 2024	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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